United States
Securities and Exchange Commission
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

3D SYSTEMS CORPORATION
COMMON STOCK
88554D205
(CUSIP Number)

Check the following box if a fee is being paid with this statement ___.
(A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


REGULATION OF INVESTMENT ADVISERS

CUSIP No. 88554D205		13G		PAGE 2 OF 3 PAGES

1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         	Wilke/Thompson Capital Management, Inc.
         	41-1588719
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          N/A			(a)____
       		     		(b)____
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Minneapolis, Minnesota
NUMBER OF    	5.  SOLE VOTING POWER
SHARES		           	579,200
BENEFICIALLY 	6.  SHARED VOTING POWER
OWNED BY		         	N/A
EACH	        	7.  SOLE DISPOSITIVE POWER
REPORTING		        	579,200
PERSON 	     	8.  SHARED DISPOSITIVE POWER
WITH			            	N/A
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     	579,200
10. CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     	N/A
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     	5.11%
12. TYPE OF REPORTING PERSON
     	IA

Schedule 13G					PAGE 3 OF 3 PAGES
Item 1.
	(a) 3D Systems Corporation
	(b) 26081 Avenue Hall  Valencia, CA  91355
Item 2.
	(a)  Wilke/Thompson Capital Management, Inc.
	(b)  3800 Norwest Center, 90 S. 7th St., Minneapolis, MN  55402
	(c)  USA
	(d)  Common Stock
	(e)  88554D205
Item 3.
	Investment Adviser registered under Section 203 of the Investment
	Advisers Act of 1940.
Item 4.
	(a)  579,200 shares of common stock
	(b)  5.11% of total shares of common stock outstanding
	(c)  (i) sole power to vote or to direct the vote for common stock
	     (iii) sole power to dispose or to direct the disposition of common stock
Item 5.
	N/A
Item 6.
	N/A
Item 7.
	N/A
Item 8.
	N/A
Item 9.
	N/A
Item 10.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 21, 1997
Date
/s/ Mark A. Thompson
Signature
Mark A. Thompson/Chief Investment Officer
Name/Title